UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2009
Commission File Number 000-28508
Flamel Technologies S.A.
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FILED WITH THIS REPORT
     Document Index
     99.1 Press release regarding results of annual meeting, dated June 24, 2009.
     99.2 Press release regarding two new feasibility projects, dated June 25, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies S.A.

Dated: June 25, 2009	By:	/s/ Stephen H. Willard
	Name:	Stephen H. Willard
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Press release regarding results of annual meeting, dated June 24, 2009.
99.2	Press release regarding two new feasibility projects, dated June 25, 2009.